C3is Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

March 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell and Daniel Morris

Re:	C3is Inc.

Registration Statement on Form F-1, as amended (File No. 333-276868)

Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, C3is Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-276868), be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern time, on March 14, 2024, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Finn Murphy of Goodwin Procter LLP at (212) 459-7257 and that such effectiveness also be confirmed in writing.

Very truly yours,

C3is Inc.

By:	/s/ Diamantis Andriotis
Name: Diamantis Andriotis
Title: Chief Executive Officer and Director

cc:	Finn Murphy, Goodwin Procter LLP